UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on returning to IBGC

—

Rio de Janeiro, November 04, 2021 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on June 1, 2015, informs that it has returned to the membership of the Brazilian Institute of Corporate Governance (IBGC). Petrobras was a member of IBGC from 2002 to 2015 and its return to the membership was possible due to several improvements and governance and compliance measures adopted by the Company.

Since 2014, Petrobras has implemented a series of preventive and corrective measures, including new procedures, activities and improvements in controls, such as: (a) creation of the Governance and Compliance Office, in order to ensure procedural compliance and mitigate risks in the Company's activities, among them those of fraud and corruption; (b) creation of new Statutory Committees to advise the Board of Directors; (c) amendment of the Bylaws, to require a higher percentage of independent members of the Board of Directors (40%); (d) approval of the Nomination Policy, which establishes minimum requirements for the appointment of members of the Senior Management; (e) structuring of the new Denouncement Channel, supervised by the General Ombudsman; (f) migration of its shares to the Level 2 Corporate Governance listing segment of B3, which requires compliance with differentiated governance rules and the improvement of the quality of the information provided; (g) creation of the Code of Ethical Conduct, which unites the Code of Ethics with the Conduct Guide, in line with the best corporate integrity practices; and (h) creation of the Petrobras Corruption Prevention Program (PPPC) and dissemination of the integrity culture.

These initiatives reaffirm Petrobras' commitment to the continuous improvement of its corporate governance, as well as its alignment with the best market practices and its commitment to redeem and reinforce its corporate values: respect for life, people, and the environment; ethics and transparency; market orientation; overcoming and trust; and results. The Company continues to strengthen its corporate governance to be aligned with the best market practices, with the objectives defined in its Strategic Plan, and with the applicable legislation and regulations.

The Company's membership in the IBGC is a way to contribute to the development of corporate governance and to actively participate in the Institute's initiatives.

This return ratifies Petrobras' commitment to the continuous improvement of its processes and internal controls, as well as its alignment with the market's best corporate governance practices.

About IBGC

IBGC is a non-profit organization, a national and international benchmark in corporate governance. The institute contributes to the sustainable performance of organizations by generating and disseminating knowledge of best practices in corporate governance, influencing and representing the most diverse agents, aiming at a better society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer